PRESS RELEASE

Sanofi and Innate Pharma Collaborate

on New Bispecific NK Cell Engagers in Immuno-Oncology

- Research collaboration and licensing agreement for new bispecific antibodies using Innate Pharma’s technology and Sanofi’s technology and tumor targets -

- Innate Pharma eligible for up to €400m in milestones as well as royalties on net sales -

Paris and Marseille, France - January 11, 2016 - Sanofi and Innate Pharma today announced that they have entered into a research collaboration and licensing agreement to apply Innate Pharma’s new proprietary technology to the development of innovative bispecific antibody formats engaging natural killer (NK) cells to kill tumor cells through the activating receptor NKp46.

Sanofi and Innate Pharma will work together on the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma and Sanofi’s proprietary bispecific antibody format as well as tumor targets. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

“Over the past year, Sanofi has launched strategic corporate collaborations in the field of immuno-oncology that exemplify our commitment to open innovation in R&D and have the potential to transform the treatment of cancer,” said Gary Nabel, Chief Scientific Officer, Sanofi. “Working with Innate Pharma, we seek to create new bispecific antibodies that will focus the immune system to kill cancer cells by engaging natural killer cells.”

“There is a lot of excitement around bispecifics in immuno-oncology. By building on our knowledge of the activating receptor NKp46, we have generated a technology to specifically induce tumor killing by NK cells. This new technology platform is complementary to our innovative portfolio of first-in-class antibodies targeting immune checkpoints. We intend to use it for our internal portfolio expansion, as well as through non-exclusive agreements with other companies, such as in this agreement with Sanofi”, said Nicolai Wagtmann, Chief Scientific Officer of Innate Pharma.

NKp46 is an activating receptor expressed on all natural killer cells. It is the most specific marker of human NK cells and plays a major role in their tumor cell recognition. NKp46-bispecific NK cell engagers bind with one arm to an antigen at the surface of tumor cells, and with another arm to the NKp46 receptor on NK cells. This leads to activation and specific tumor-killing by NK cells, an immune cell population representing a significant proportion of all cytotoxic lymphocytes in the body.

About Innate Pharma

Innate Pharma S.A. is a biopharmaceutical company discovering and developing first-in-class therapeutic antibodies for the treatment of cancer and inflammatory diseases.

The Company has three clinical-stage programs, including two checkpoint inhibitors in immuno-oncology, a new therapeutic field that is changing cancer treatment by enhancing the capability of the body’s own immune cells to recognize and kill cancer cells.

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Its innovative approach has translated into alliances with leaders in the biopharmaceutical industry such as Bristol-Myers Squibb and AstraZeneca, Sanofi and Novo Nordisk A/S.

Listed on Euronext-Paris, Innate Pharma is based in Marseille, France, and had 112 employees at September 20, 2015.

Learn more about Innate Pharma at www.innate-pharma.com.

Practical Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	IPH

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Innate Pharma Forward-Looking Statements

This press release contains certain forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. For a discussion of risks and uncertainties which could cause the company’s actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque”) section of the Document de Reference prospectus filed with the AMF, which is available on the AMF website or on Innate Pharma’s website.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts:

Sanofi Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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Innate Pharma
Investor Relations	ATCG Press
Laure-Hélène Mercier Director, Investor Relations	Marie Puvieux (France) Mob: +33 (0)6 10 54 36 72 Jean-Medhi Grangeon (ROW)
Tel.: +33 (0)4 30 30 30 87	Mob: +33 (0)6 62 22 00 24
investors@innate-pharma.com	presse@atcg-partners.com

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